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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 5)

                            NTS-Properties VII, Ltd.
                       (Name of Subject Company (issuer))

                  NTS-Properties VII, Ltd. (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
             (Names of Filing Persons (identifying status as offeror,
                             issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VII and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee

------------------------------------------------------------------------------------------------
                 Transaction Valuation: $450,000                  |    Amount of Filing Fee
75,000 Limited Partnership Interests at $6.00 per Interest (a)    |           $90.00 (b)
------------------------------------------------------------------------------------------------

         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.

|X|    Check the box if any part of the fee is offset as provided by
       Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                Amount Previously Paid:           $2.40
                Form or Registration No.:     Schedule TO
                Filing Party:                 See Filing Persons listed above
                Date Filed:                   June 25, 2001
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:

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        |X|     third-party tender offer subject to rule 14d-1.
        |X|     issuer tender offer subject to rule 13e-4.
                going private transaction subject to Rule 13e-3.
                amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

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         This Amendment No. 5 dated September 21, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), J.D. Nichols and Brian F. Lavin. The Original Statement was subsequently amended by filing Amendment No. 1 on June 18, 2001, Amendment No. 2 on June 29, 2001, Amendment No. 3 on July 30, 2001 and Amendment No. 4 on August 31, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the fifth amendment to the Original Statement by including a copy of the Notice sent by the Partnership to limited partners dated September 21, 2001 notifying limited partners that the date the Offer is scheduled to expire is being extended from September 28, 2001 to October 12, 2001 and that the number of Interests the Offerors are willing to purchase is being increased from 2,000 to 75,000. The notice is included as Exhibit (a)(1)(ix) to this Amendment No. 5.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(1)(ix) Notice sent by the Partnership to Limited Partners dated September 21, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2001     NTS-PROPERTIES VII, Ltd., a Florida limited
                             partnership

                             By:      NTS-PROPERTIES ASSOCIATES
VII                                   General Partner


                             By:      /S/ J. D. NICHOLS
                                      -----------------------------------------
                                      J.D. Nichols, Managing General Partner


                              ORIG, LLC, a Kentucky limited liability company.

                              By:      /S/ J. D. NICHOLS
                                      -----------------------------------------
                                       J.D. Nichols, Manager


                                       /S/ J. D. NICHOLS
                                      -----------------------------------------
                                       J. D. Nichols, individually



                                       /S/ BRIAN F. LAVIN
                                      -----------------------------------------
                                       Brian F. Lavin, individually

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                                                     EXHIBITS


Exhibit
Number                    Description
-------                   -----------
(a)(1)(ix)                Notice sent by the Partnership to Limited Partners
                          dated September 21, 2001.




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